Contact

www.linkedin.com/in/
laralivingstonelee (LinkedIn)

Top Skills

Retail
E-commerce
Manufacturing

Certifications

ESG: Navigating the Board's Role

Honors-Awards

2017 Businesswoman of the Year
Directors to Watch 2021

Lara (Livingstone) Lee

Independent Director, Board & Committee Chair
San Diego, California, United States

Summary

Independent director, board and committee chair, chief executive, Fortune 50 officer and intrapreneur, experienced across Asia, Europe and USA. Expertise in branding, innovation, digital/tangible customer experience, ESG and culture. 30+ years pioneering new territory, dealing with disruption and leading transformation for Harley-Davidson, Lowe’s and other iconic global brands, delivering P&L impact from strategy through execution in turnaround, restructuring and high growth situations across industries. Interested in additional board service for companies facing market, channel and business model disruption and those looking to grow through innovation, digital transformation, international expansion and new market development.

Specialties: Omnichannel customer experience, innovation, growth ecosystems, brand communities, customer-funded marketing, premium branded products, consumer services and experiences, turning cost centers into profit centers, growth strategy and culture, business repositioning and reinvention, lifestyle branding, global distribution. Fortune 50, mid-cap, small-cap and small/medium enterprise (SME) experience across sectors (retail, consumer durables, lifestyle brands, manufacturing, distribution, professional services, recreation, travel, entertainment, apparel, education, consumer services, motorcycling, tech, utilities, chemicals, construction) and channels (specialty retail, franchise, dealer, licensing, e-commerce, consumer-direct, digital-first, joint ventures and alliances) including B2B, B2C, B2B2C, DTC.

Experience

Rather Outdoors
Independent Director (Compensation Committee)
February 2023 - Present (8 months)
Columbia, South Carolina, United States

Liberty Safe
Independent Director
October 2021 - Present (2 years)
Provo, Utah, United States

WD-40 Company
Independent Director (Audit, Compensation Committees)
December 2020 - Present (2 years 10 months)
San Diego, California, United States

WD-40 Company (NASDAQ:WDFC) is a global marketing organization dedicated to creating positive lasting memories by developing and selling products that solve problems in workshops, factories and homes around the world. Headquartered in San Diego, WD-40 products are currently available in more than 176 countries and territories worldwide.

The Sill
Independent Director
November 2018 - Present (4 years 11 months)
Greater New York City Area

The Sill was founded on a simple truth: Plants make people happy. The Sill is the first digitally native, direct-to-consumer plant brand with a big ambition – to put the garden center online, combining commerce with content and community.

Creative Renewal
Founder and CEO
December 2018 - Present (4 years 10 months)
Greater San Diego Area

Growth strategy and the culture to make it stick. CEO and Board advisory. Strategic partner in designing and driving differentiated, sustainable growth, from startup to the Fortune 50.

Marrone Bio Innovations (NASDAQ: MBII)
Independent Director (Audit, Compensation Committees, ESG Lead)
November 2020 - July 2022 (1 year 9 months)
Davis, California, United States

Marrone Bio Innovations, Inc. (NASDAQ: MBII) was a pioneer in advancing environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, health and nutrition. Joined the board at a time of leadership transition and industry consolidation, overseeing an active M&A program, innovation

pipeline and strategic global partnerships. Served on audit and compensation committees, and as the Board's designated ESG lead director during development of the company's ESG reporting framework and inaugural ESG report. In July 2022 we consummated a strategic combination with Argentina-based Bioceres Crop Solutions Corp. (NASDAQ: BIOX), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality.

Organically Grown Company
Independent Director, Board/Committee Chair
August 2019 - July 2021 (2 years)
Portland, Oregon, United States

A leader in the organic movement, pioneer of "perpetual purpose trust" alternative ownership structure, and one of the largest independent distributors of organic produce in the U.S.

Orchard Supply Hardware
2 years 8 months

President
December 2016 - October 2018 (1 year 11 months)
San Jose

SVP, Marketing & Merchandising
March 2016 - December 2016 (10 months)
San Jose

Lowe's Companies, Inc.
5 years

Orchard Supply Hardware President/SVP
March 2016 - October 2018 (2 years 8 months)
San Francisco Bay Area

SVP Customer Experience Design
2013 - March 2016 (3 years)
Greater Charlotte Area

Continuum
Chief Innovation and Operating Officer
2011 - 2013 (2 years)
Greater Boston Area

Global innovation and design consultancy, headquartered in Boston with offices in Shanghai, Seoul, Milan and Los Angeles. Clients include Amex, P&G, BBVA, InterContinental Hotels, and United Healthcare.

Jump Associates
Principal/Management Committee
2007 - 2010 (3 years)

Innovation and growth strategy consultancy. Clients include FedEx, GE Healthcare, Target, Nike, HP.

Motorcycle Safety Foundation
Board Member (Chairman)
January 2002 - October 2007 (5 years 10 months)
Irvine

Harley-Davidson Motor Company
14 years

Division Head, Enthusiast Services Division
1993 - 2007 (14 years)

Built a profitable $80 million 100-person experiential services business that delivered self-funding outreach to underserved markets (female, <35, minority) and drove growth of core motorcycle and accessories product lines. Led startups, turnarounds and international brand expansion, including creation of the Harley-Davidson Museum and Rider's Edge new rider training business. Pioneered consumer-direct online retailing and led all online activity for HD and Buell brands. Board member of Motorcycle Safety Foundation 2002-2007 (Chairman 2003-2006).

Vice President, Destinations & Rider Services
2004 - 2005 (1 year)

Director, Harley-Davidson Museum
2003 - 2005 (2 years)

Director, Rider's Edge: The Harley-Davidson Academy of Motorcycling
1998 - 2003 (5 years)

Director, Brand Marketing, Asia-Pacific Region
1996 - 1998 (2 years)

Manager, Market Development, Asia-Pacific Region
1994 - 1996 (2 years)

Manager, Market Strategy & Planning, Europe
1993 - 1994 (1 year)

Otis Elevator Company, Pacific Area Operations
Financial Analyst, North Asia Region
1990 - 1993 (3 years)

ARCO Chemical Asia Pacific Ltd.
Consultant, Planning & Business Development
May 1989 - August 1989 (4 months)

Ernst & Whinney Consultants Pte Ltd (Singapore)
Executive Consultant/Assistant Manager
1986 - 1988 (2 years)

Ernst & Whinney Utility Group
Consultant/Research Analyst
1985 - 1986 (1 year)

Education

University of Pennsylvania - The Wharton School
MBA, Multinational Management

University of Pennsylvania - The Lauder Institute
Master's Degree, International Studies - East Asia

Brown University
BA, Chinese Language